Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-212792) of our reports dated February 25, 2016, with respect to the consolidated balance sheets of Starz and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015 which reports appear in the December 31, 2015 annual report on Form 10-K of Starz, which was incorporated by reference in Lions Gate Entertainment Corp.’s Form 8-K (No. 001-14880).

/s/ KPMG LLP

Denver, Colorado

December 13, 2016